EXHIBIT 99.1

Nebius Group N.V. announces results of its Annual General meeting

AMSTERDAM, the Netherlands — August 16, 2024 — Nebius Group N.V. (formerly known as Yandex N.V.) (NASDAQ: YNDX, to be changed to NBIS) (the “Company”), the Dutch parent company of the Nebius Group, today announced that all resolutions proposed at the Annual General Meeting of Shareholders of the Company (the “AGM”), held on August 15, 2024, have been approved. The Company is also pleased to announce that the legal name of the Company is now Nebius Group N.V.

The total number of Class A shares eligible to vote at the AGM was 163,297,882, with a total of 163,297,882 voting rights; the total number of Class B shares eligible to vote at the AGM was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Results of the AGM

Below are the results of each proposal presented to the AGM:

Item 1: Extension of term to prepare 2023 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
387,208,792	151,729	124,556

Item 2: Adoption of the 2023 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
386,706,734	139,898	638,445

Item 3: Discharge of the Board for liabilities to the Company

Number of Votes For	Number of Votes Against	Number of Votes Abstained
386,603,543	236,732	644,802

Item 4: Appointment of Arkady Volozh as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
384,493,403	2,821,969	169,705

Item 5: Appointment of Ophir Nave as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
384,219,644	2,053,507	1,211,926

Item 6: Appointment of Elena Bunina as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
378,428,999	8,906,034	150,044

Item 7: Appointment of Esther Dyson as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
378,148,356	8,851,898	484,823

Item 8: Appointment of Kira Radinsky as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
385,725,783	201,151	1,558,143

Item 9: Amendment of the terms of the continuing Directors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
387,167,843	165,173	152,061

Item 10: Approval of remuneration of the continuing Directors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
371,305,569	14,620,218	1,559,290

Item 11: Amendment of Articles regarding change of Company name

Number of Votes For	Number of Votes Against	Number of Votes Abstained
387,247,802	111,693	125,582

Item 12: Amendment of the Equity Incentive Plan

Number of Votes For	Number of Votes Against	Number of Votes Abstained
374,104,589	12,162,560	1,217,928

Item 13: Appointment of Auditors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
387,230,699	126,535	127,843

Item 14: Authorization of the Board of Directors to repurchase Class A shares

Number of Votes For	Number of Votes Against	Number of Votes Abstained
374,943,290	12,421,461	120,326

Item 15: Designation of the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the AGM Date:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
373,160,962	14,193,036	131,079

Item 16: Designation of the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the AGM Date:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
368,249,339	19,105,944	129,794

Item 17: Authorization of the Board of Directors to cancel certain Class A Shares, the number of which to be determined by the Board of Directors:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
387,197,210	152,807	135,060

***

For further information, please visit http://nebius.group or contact:

Nebius Group N.V.

Investor Relations
askIR@nebius.com

Media Relations
media@nebius.com

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